Exhibit 99.3

(a joint stock limited company incorporated in the People’s Republic of China with limited liability) (Stock Code: 1055) Attachment B The number of H Shares to which this proxy form relates1 Form of Proxy for Annual General Meeting I/We2, , residing at , being the registered holder of3 ordinary shares of the Company, HEREBY, APPOINT4, , residing at as my/our proxy/proxies to attend on my/our behalf the annual general meeting (the “AGM”) of China Southern Airlines Company Limited (the “Company”) to be held at the No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC at 2:00 p.m., on Friday, 27 May 2016 and to act and vote on my/our behalf at the AGM in respect of the resolutions listed below, in accordance with my/our instructions below5. Ordinary Resolutions For5 Against5 Abstain5 1. To consider and approve the Report of the Directors of the Company for the year 2015. 2. To consider and approve the Report of the Supervisory Committee of the Company for the year 2015. 3. To consider and approve the audited consolidated financial statements of the Company for the year 2015. 4. To consider and approve the profit distribution proposal for the year 2015. 5. To consider and approve the appointment of KPMG Huazhen (Special General Partnership) to provide professional services to the Company for its domestic financial reporting and internal control reporting, U.S. financial reporting and internal control of financial reporting for the year 2016 and KPMG to provide professional services to the Company for its Hong Kong financial reporting for the year 2016, and authorize the Board to determine their remuneration. Special Resolutions For5 Against5 Abstain5 6. To consider and approve the amendments to the Articles of Association of the Company. 7. To consider and approve the authorisation to the board of directors of the Company to issue shares under the general mandate 8. To consider and approve the authorisation to the board of directors of the Company to issue the debt financing instruments under the general mandate. Signature7: Date: Notes: 1. Please insert the number of shares in the Company registered in your name(s) and to which this proxy form relates. If no such number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s). 2. Please insert the name(s) and address(es) (as shown in the register of members) in block capital(s). 3. Please insert the number of all the shares in the Company registered in your name(s). 4. If no person is appointed as proxy, the Chairman of the AGM will be deemed to have been appointed by you as your proxy. 5. If you wish to vote for any of the resolutions, please insert a “ ” in the box marked “FOR” or if you wish to vote against any of the resolutions, please insert a “ ” in the box marked “AGAINST”; or if you wish to abstain from voting for or against the resolution, please insert a “ ” in the box marked “ABSTAIN”. If no indication is given, then your proxy/proxies may vote in such manner as he/she/they think(s) fit. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the notice convening the AGM. The shares abstained will be counted in the calculation of required majority. 6. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a company or an organization, either under the common seal or under the hand of any director or attorney duly authorised in writing. In any event, the execution shall be made in accordance with the articles of association of such company or organization. 7. To be valid, this proxy form and, if such proxy form is signed by a person under a power of attorney or authority on behalf of the appointer, a notarised copy of that power of attorney or other authority, must be delivered to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong in not less than 24 hours before the time appointed for the holding of the AGM. 8. A proxy, on behalf of the shareholder, attending AGM shall bring along the proxy form duly completed and signed as well as the proof of identification of the proxy, in the case of a company or an organization, the proxy shall also bring along a notarised copy of the resolution of the board of directors or other governing body of the appointer or a letter of authorization. 9. This proxy form shall be completed in form of a set of two copies, one of which shall be lodged to the Company pursuant to Note 7; and the other copy shall be produced upon the AGM by the proxy of the shareholder pursuant to Note 8. 10. Completion and return of the form of proxy will not preclude you from attending and voting in person at the AGM or any adjourned AGM should you so wish.